September 4, 2024
Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
Attention: Mses. Anu Dubey and Megan Miller
100 F Street, N.E.
Washington, D.C. 20549
Re:      Blue Owl Capital Corporation II – Registration Statement on Form N-14 (File No. 333-280665)
Dear Mses. Dubey and Miller:
On behalf of Blue Owl Capital Corporation II (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on July 18, 2024, regarding the Company’s registration statement on Form N-14 (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as filed with the SEC on July 2, 2024. Each of the Staff’s comments is set forth below and followed by the Company’s response. Where applicable, revisions to the Prospectus referenced in the below response are set forth in pre-effective amendment no. 1 to the Company’s Registration Statement.
Legal
1.Comment: On the cover page of the Prospectus, under caption “Material Terms of the Exchange Offer,” please confirm to us that the offer will be open for at least 20 full business days. See Question and Answer Eight in Release No. 34-16623 (March 5, 1980).
Response: The Company confirms that the offer will be open for at least 20 full business days.
2.Comment: Please confirm that the offer will be open through midnight on the 20th business day. See Rule 14d-1(g)(3).
Response: The Company confirms that the offer will be open through midnight on the 20th business day.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Mses. Dubey and Miller
U.S. Securities and Exchange Commission
September 4, 2024

3.Comment: In second sentence of the first full paragraph on page 2 of the Prospectus, disclose that the Company does not invest more than 15% of its net assets in investment companies that rely on Sections 3(c)(1) and/or 3(c)(7) of the Investment Company Act of 1940, and that CLOs can be excluded from this 15% limit.
Response: The Company has revised the Prospectus accordingly.
4.Comment: In the second sentence of the first full paragraph on page 3 of the Prospectus, please clarify who “these individuals” refer to as to clarify who are the Company’s portfolio managers.
Response: The Company has revised the Prospectus accordingly.
5.Comment: The Staff notes that the Company is registering securities under this Registration Statement in reliance on the Staff’s position as stated in the Exxon Capital Holdings Corporation no-action letter (available May 13, 1988), the Morgan Stanley & Co. no-action letter (available June 5, 1991) and the Shearman & Sterling no-action letter (available July 2, 1993) (together, the “No-Action Letters”). Please provide a supplemental letter stating that the Company is registering the exchange offer in reliance on the Staff’s position as stated in the No-Action Letters, and include the representations contained in the No-Action Letters.
Response: The Company has provided a supplemental letter attached hereto as Annex A.
6.Comment: In the second to last sentence of the first full paragraph on page 79 of the Prospectus, consider whether receipt of return of capital distributions is a principal risk for the Company that should be identified in the risk section given the termination of the expense support agreement.
Response: The Company does not consider return of capital to be a material risk.
7.Comment: In the last sentence on page 89 of the Prospectus, please update the sentence to reflect more recent staff guidance.
Response: The Company has revised the Prospectus accordingly.
8.Comment: Please confirm that the legal opinion referenced in Exhibit (11) will be consistent with Staff Legal Bulletin 19.
Response: The Company confirms that the legal opinion referenced in Exhibit (11) will be consistent with Staff Legal Bulletin 19.

Mses. Dubey and Miller
U.S. Securities and Exchange Commission
September 4, 2024

9.Comment: Please file the tax opinion as an exhibit to the Registration Statement. See Item 601(b)(8) of Regulation S-K and Section III.A(2) of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.
Response: The Company intends to file the tax opinion contemporaneously with the filing of Amendment No. 1 to the Registration Statement.

Mses. Dubey and Miller
U.S. Securities and Exchange Commission
September 4, 2024

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Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

Annex A
Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
Attention: Mses. Anu Dubey and Megan Miller
100 F Street, N.E.
Washington, D.C. 20549
Re:     Blue Owl Capital Corporation II – Registration Statement on Form N-14 (File No. 333-280665)
Dear Mses. Dubey and Miller:
This letter is being sent to you in connection with the above referenced Registration Statement filed by Blue Owl Capital Corporation II (the “Company”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration under the Securities Act of $350,000,000 of the Company’s 8.450% Notes due 2026 (the “Exchange Notes”) to be offered by the Company in exchange (the “Exchange Offer”) for an equal aggregate principal amount of the Company’s outstanding 8.450% Notes due 2026. The Company is registering the Exchange Offer in reliance on the position of the staff (the “Staff”) of the SEC enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”) and similar letters.
The Company further represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer will acquire the Exchange Notes in their ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offer: (1) cannot rely on the position of the staff of the SEC enunciated in the Exxon Capital Letter, Morgan Stanley Letter, Shearman & Sterling Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

In addition, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act (which prospectus delivery requirement may be satisfied with the Exchange Offer prospectus because it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such Exchange Notes. Further, the Company will include in the transmittal letter relating to the Exchange Offer a provision to the effect that, if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer (see the form of Letter of Transmittal filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement).
The Company is not permitting any person who is an affiliate of the Company to participate in the Exchange Offer.
The Company will commence the Exchange Offer for the Outstanding Notes after the Registration Statement is declared effective by the Staff of the SEC. The Exchange Offer will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.
Very truly yours,

/s/ Jonathan Lamm
Name: Jonathan Lamm
Title: Chief Financial Officer
cc:       Cynthia M. Krus
Kristin Burns
Dwaune L. Dupree
Eversheds Sutherland (US) LLP
700 6th Street, NW, Suite 700
Washington, DC 20001
(202) 383-0218